NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2014 - 2015

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2014. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-14)	F/Y 14-15	F/Y 13-14
SALES	$6,551,382	$5,296,666
NET EARNINGS	$392,306	$201,263
AVERAGE NUMBER OF SHARES OUTSTANDING	3,342,934	3,318,602
EARNINGS PER SHARE	$0.12	$0.06
SECOND QUARTER (11-30-14)	F/Y 14-15	F/Y 13-14
SALES	$6,705,095	$4,600,452
NET EARNINGS	$504,313	$306,423
AVERAGE NUMBER OF SHARES OUTSTANDING	3,343,137	3,322,424
EARNINGS PER SHARE	$0.15	$0.09

SIX MONTHS (11-30-14)	F/Y 14-15	F/Y 13-14
SALES	$13,256,477	$9,897,118
NET EARNINGS	$896,619	$507,686
AVERAGE NUMBER OF SHARES OUTSTANDING	3,343,340	3,326,245
EARNINGS PER SHARE	$0.27	$0.15

Fiscal year 2014-2015 is progressing very well for the Company. Taylor Devices’ shipments have increased substantially in the first and second quarters while the order backlog has again increased significantly to $27.1 million. The influx of new orders are coming from both seismic and the aerospace and defense market sectors.

ITEM: ANNUAL MEETING SHAREHOLDER VOTING RESULTS

Our Annual Meeting of Shareholders was held on November 7, 2014. The total number of outstanding shares of Taylor Devices’ stock on the meeting record date was 3,343,289. A total of 3,081,210 shares were present in person or by proxy at the meeting, representing 92% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

The shareholders of Taylor Devices, Inc. common stock elected Reginald B. Newman II as a Class 1 director, to serve a three-year term expiring in 2017.

1,670,811 votes were cast for Mr. Newman and 57,285 votes were withheld. Broker non-votes were 1,345,061.

The second matter voted upon at the meeting was the ratification of the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2015.

3,060,871 votes were cast for Lumsden & McCormick, LLP, and 9,647 votes were cast against. A total of 10,692 votes abstained.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

The Company’s Annual Meeting of Shareholders was held on November 7, 2014, at the Buffalo Niagara Marriott located in Amherst, NY. Reports were given at the meeting by members of the executive and management staff. A brief summary of these reports follows:

▪	Douglas P. Taylor, President, discussed current projects and outlined what management anticipates for the coming year 2015. Mr. Taylor’s presentation indicated reduced sales of $20,011,228 for the year ending May 30, 2014, which is down 19% from 2013. Net income was reduced to $1,131,212. He noted that sales and income for fiscal 2014 reflect lost production hours from the start-up of Taylor Devices new facility during this fiscal year. He stated that the U.S. construction markets are improving and the Company is experiencing new opportunities on soft-story and wood frame buildings in California. Mr. Taylor also stated that 2014 aerospace and defense market sales are up by 9.2% over that of the previous year with many new programs awaiting funding. He announced several new projects and introduced NASA’s manned space vehicle programs as a present and future source of income.

▪	Mr. Taylor gave a PowerPoint presentation on the X-47B Drone Aircraft project as featured on the front cover of the 2014 Annual Report. He compared manned and unmanned aircraft and explained where the Taylor products are applied. The landing gears for two drone programs are in production and landing gears for two new drones are currently in flight testing. Two future programs are pending and the X-47B is one of these.

▪	Mr. Taylor indicated that the Company is looking forward to continued growth and success in 2015. He concluded his program and introduced the sales staff for their reports.

▪	Paul Tuttobene, the Company’s Aerospace and Defense Products Sales Manager, reported on market sector sales that increased 9.2% in 2014, accounting for 44% of Taylor Devices total sales. Mr. Tuttobene presented the shareholders with charts and graphs for his discussion regarding the 2013 U.S. Government’s Sequestration (the Budget Control Act of 2011) and how it has impacted sales for the Company. He informed shareholders of the balanced combinations of reorders for mature programs and current evolving designs, along with potential future work with new and existing customers.

▪	Alan Klembczyk, newly appointed Vice President of Sales and Engineering, introduced mature Aerospace and Defense Programs and current evolving designs. He displayed views of the new U.S. Navy Zumwalt Class Destroyer’s Missile Magazine Isolators that are now in production, new Air Force refueling boom absorbers, helicopter gear box and bearing components, and NASA space vehicle crew capsule components that are under development with a newly received production contract in place. He also discussed the Company’s successful drone aircraft programs and future potential programs for landing gear components that are now in the development phase.

▪	Robert Schneider and Craig Winters, Industrial and Seismic Sales Managers, gave visual presentations of the Company’s commercial and seismic products as they are used on several projects, including a new high-rise building at 432 Park Avenue in New York City. This will be the tallest residential tower in the Western Hemisphere where condominium prices range from $8 million to $95 million. They also demonstrated the use of Taylor products planned for the Kentucky Lake Bridge in Aurora, Kentucky. Other projects discussed were a railway bridge in China, a mixed-use building in Japan and a courthouse in San Diego, California, They stated that the Industrial Products backlog has tripled from the end of fiscal 2014 to the end of fiscal 2015 and sales through October are already 62% of the total for fiscal 2014.

▪	Richard Hill, Vice President of Production, reported on the new, fully operational manufacturing facility at Taylor Devices’ Buffalo Bolt campus as well as a discussion about the production side of Company sales. He stated that having the new facility enables the Company to produce both more and much larger damper products for jobs that are being quoted today with adequate space to support an increasing customer base.

▪	Mark McDonough, Chief Financial Officer, reported on the financial status of the Company and presented several in-depth financial charts and graphs. Some of these indicated percentages of customer mix of the Seismic/Industrial sales and Aerospace/Defense sales. He also presented charts representing sales volume across the globe. Mr. McDonough presented graphs regarding sales and gross profit, G&A expenses, operating income, net income, and sales order backlog. Further detailed financial information is available in the Company’s 2014 Annual Report.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the 2014 Annual Meeting of Shareholders:

¡	Boeing 3-390 Hanger – Seattle, WA
¡	U.S. Navy Medical Center – San Diego, CA
¡	Nashua Street Residences – Boston, MA
¡	Twenty Nine Palms Naval Hospital – Twenty Nine Palms, CA
¡	181 Fremont Building – San Francisco, CA
¡	Academia Sinica Building – Taiwan, ROC
¡	SFKH Financial Building – Taiwan, ROC
¡	Futsang Building – Taiwan, ROC
¡	Farglory H-99 – Taiwan, ROC
¡	Xinyi Building – Taiwan, ROC
¡	Shiji Railway – China

NEW ORDERS, SEISMIC AND WIND, CONTINUED

¡	12 Moorehouse Avenue – Christchurch, New Zealand
¡	Banco de la Nacion – Lima, Peru
¡	Pacifico Insurance Building – Lima, Peru

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

Major new contracts received in this reporting period are:

¡	Drone Aircraft Landing Gears – The Company has received a 2015 production contract for more than 100 shipsets of nose and main landing gear struts for a U.S. military drone. In addition, a substantial follow-on contract was received for development and qualification testing of the landing gears for a “next generation” military drone program.

¡	Fin-Control Dampers – A follow-on contract was received from a European government for 600+ sets of fin-control dampers used on an air-dropped “smart bomb.”

¡	Space Vehicle Products – The Company has now received a low-rate production contract for control actuators to be used on a commercially launched manned space vehicle. The products have been in development for the past two years, fully funded by a government prime contractor. In addition, the Company has received two development contracts from NASA, related to the next generation long-range manned space vehicle. One contract is for development of components for an in-flight launch abort system for the crew module of the vehicle. The second is for development of umbilical and fuel line control actuators for the launch gantry.

By:

Douglas P. Taylor

President